

Mail Stop 4561

July 26, 2017

Denver Lough
Chief Executive Officer
PolarityTE, Inc.
4041-T Hadley Road
S. Plainfield, NJ 07080

> **Re:** **PolarityTE, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 7, 2017**
> **File No. 333-219202**

Dear Mr. Lough:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please clarify whether you are relying on General Instruction I.B.6 of Form S-3. If so, please revise your prospectus cover page to disclose the aggregate market value of your outstanding voting and nonvoting common equity held by non-affiliates and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to register this offering on Form S-3.

2. We note you seek to offer up to $100 million of common stock, preferred stock, and/or warrants. To the extent the one-third limitation under General Instruction I.B.6 is applicable, please revise to describe this limitation and clarify the amount of proceeds that currently may be raised based on your current aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Harvey Kesner, Esq.
        Sichenzia Ross Ference Kesner LLP